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05035695

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6225 Smith Avenue, Ste 202
(No. and Street)

Baltimore, MD (City) — MD (State) — 21209-3630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews Chief Financial Officer — 443-796-4003 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman P.A.
(Name – *if individual, state last, first, middle name*)

201 West Padonia Rd., Ste 600 (Address) — Timonium, (City) — MD (State) — 21093 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

LINDA GRINWIS

Notary Public

Howard County, Maryland
My Commission expires 08/13/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill
Capital Group LLC

FINANCIAL STATEMENTS

December 31, 2004 and 2003

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statements of financial condition of Signal Hill Capital Group LLC, as of December 31, 2004 and 2003 and the related statements of operations, changes in members' equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. And audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital under rule 15c3-1 of the Security and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The schedules of operating expenses on page 13 are also presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information in these named schedules has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
January 20, 2005

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2004	2003
ASSETS		
Cash and cash equivalents	$ 105,672	$ 199,484
Certificate of deposit	304,840	-
Accounts receivable, net	63,890	153,745
Prepaid expenses	68,696	34,807
Property and equipment, net	70,183	75,824
Member receivables	403	103,732
Security deposits	6,670	6,670
TOTAL ASSETS	$ 620,354	$ 574,262
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 28,992	$ 44,741
Accrued expenses	48,837	23,289
Operating liabilities	77,829	68,030
COMMITMENTS AND CONTINGENT LIABILITIES		
Subordinated borrowings	200,000	-
Total liabilities	277,829	68,030
MEMBERS' EQUITY	342,525	506,232
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 620,354	$ 574,262

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
REVENUES	$ 3,992,935	$ 2,619,067
OPERATING EXPENSES	3,984,411	3,062,674
INCOME (LOSS) FROM OPERATIONS	8,524	(443,607)
OTHER INCOME (EXPENSE)		
Interest income	6,948	6,482
Interest expense	(13,179)	-
Total other income (expense)	(6,231)	6,482
NET INCOME (LOSS)	$ 2,293	$ (437,125)

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
BEGINNING MEMBERS' EQUITY	$ 506,232	$ 293,357
CAPITAL CONTRIBUTIONS	-	650,000
DISTRIBUTIONS	(66,000)	-
CANCELLATION AND ALLOWANCE OF MEMBER RECEIVABLES	(100,000)	-
NET INCOME (LOSS)	2,293	(437,125)
ENDING MEMBERS' EQUITY	$ 342,525	$ 506,232

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,293	$ (437,125)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	19,065	17,109
Increase in reserve for doubtful accounts	42,825	-
(Increase) decrease in assets:		
Accounts receivable	47,030	(95,524)
Prepaid expenses	(33,889)	(34,807)
Deposits	-	3,675
Increase (decrease) in liabilities:		
Accounts payable	(15,749)	(6,953)
Accrued expenses	25,548	696
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	87,123	(552,929)
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Purchase) of property and equipment	(13,424)	(22,483)
(Investment) of certificate of deposit, net	(304,840)	-
NET CASH (USED) BY INVESTING ACTIVITIES	(318,264)	(22,483)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed	-	550,000
Member receivables, net	3,329	(3,732)
(Distributions) to members	(66,000)	-
Proceeds from subordinated borrowings	200,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	137,329	546,268
NET CHANGE IN CASH AND CASH EQUIVALENTS	(93,812)	(29,144)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	199,484	228,628
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 105,672	$ 199,484
Noncash financing activities:		
Promissory notes received from members for capital contribution	$ -	$ 100,000
Cancellation and allowance of member receivables	$ (100,000)	$ -

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
Subordinated borrowings at January 1,	$ -	$ -
Increases:		
Issuance of subordinated note	200,000	-
Subordinated borrowings at December 31,	$ 200,000	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Signal Hill Capital Group LLC was organized on May 10, 2002 under the laws of the State of Delaware as a limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) engaged in investment banking advisory and capital raising services.

Method of Accounting
The financial statements are prepared on the accrual basis of accounting.

Cash, Cash Equivalents and Certificate of Deposits
The Company considers all highly liquid financial instruments purchased with a maturity of ninety days or less to be cash equivalents. The Company maintains their cash in bank deposit accounts and certificate of deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company's management believes the Company is not exposed to any significant credit risk on their balances.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under agreed upon terms generally payable upon receipt of invoice. Invoices dated over 30 days old are considered past due. Management does not normally charge interest on delinquent accounts.

The carrying amount of accounts receivable is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts once they have determined further collection efforts will be unsuccessful.

Depreciation
Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line methods. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	7 years

Income Taxes
The Limited Liability Company acts as a partnership which is not a taxpaying entity for income tax purposes. The income from the Company will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Reimbursed Expenses
The Company includes reimbursement of expenses in revenues and the related expenses in operating expenses.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Members' Equity
Membership interests in Signal Hill Capital Group LLC have liability limited to capital investment for all members. At December 31, 2004 and 2003, there were 9,800 and 10,000 units of membership in the company issued, respectively. Included in those units are 8,800 units which have voting rights and 1,000 units which are non-voting at December 31, 2004.

Reclassifications
Certain amounts in 2003 have been reclassified to conform with the 2004 presentation. Such reclassifications had no effect on previously reported net income.

Advertising
It is the Company's policy to expense advertising costs as incurred. Advertising and promotion expense for the years ended December 31, 2004 and 2003 was $13,077 and $600, respectively.

NOTE B. ACCOUNTS RECEIVABLE, net

At December 31, accounts receivable consists of the following:

	2004	2003
Accounts receivable	$ 106,715	$ 153,745
Less: reserve for doubtful accounts	42,825	-
Accounts receivable, net	$ 63,890	$ 153,745

NOTE C. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

	2004	2003
Computer and office equipment	$ 73,953	$ 65,728
Furniture and fixtures	38,270	33,070
	112,223	98,798
Less: accumulated depreciation	42,040	22,974
Property and equipment, net	$ 70,183	$ 75,824

NOTE C. PROPERTY AND EQUIPMENT, net (Continued)

Depreciation expense was $19,065 and $17,109 for the years ended December 31, 2004 and 2003, respectively.

NOTE D. COMMITMENTS

Leases

The Company subleases its office facilities on a long-term lease. The lease term is from June 1, 2002 through March 31, 2005 and requires monthly payments ranging from $6,670 to $7,076. The company has exercised an option to renew the lease for an additional five year period. Rent expense was $97,743 and $87,815 for the years ended December 31, 2004 and 2003, respectively.

Future minimum rental commitments are as follows:

December 31, 2005	$	84,912
2006		84,912
2007		84,912
2008		84,912
2009		84,912
Thereafter		21,228
	$	445,788

Deferred Bonus Agreement

The company is liable for deferred bonus payments for certain employees. One third of the deferred bonus vests and is payable annually on December 31st, subject to continued employment. At December 31, 2004, the Company paid its obligation to employees that met the conditions for the deferred bonus agreement.

NOTE F. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2004 and 2003, 85% and 69% of billings were to four and three clients respectively.

NOTE G. RELATED PARTY TRANSACTIONS

Subordinated borrowings

In January 2004, the Company borrowed $200,000 from its majority member under a subordination loan agreement with the approval of the NASD pursuant to the provisions of 17 CFR 240.15c3-1d. The loan bears interest at 7% per annum and matures in July, 2005. Interest expense was $13,178 and $0 for 2004 and 2003, respectively.

NOTE G. RELATED PARTY TRANSACTIONS (Continued)

Member receivables

During the year ended December 31, 2004, the company cancelled member notes receivable aggregating $80,000 due to the members' withdrawal from the Company. Additionally, the Company has recorded a valuation allowance of $20,000 for the remaining member receivable in connection with a withdrawal agreement for another member. Interest on the notes were paid annually on the anniversary date of the agreements.

NOTE H. RETIREMENT PLAN

The Company adopted a 401(k) Profit Sharing Plan in 2004 for substantially all full-time employees. The plan allows for Elective Deferrals as well as Matching Contributions and or Non-elective Contributions to the plan, all of which are 100% vested immediately. Pursuant to this plan, the Company has declared and paid Non-elective contributions of $116,428 for the 2004 plan year.

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (UNAUDITED)

DECEMBER 31, 2004

Net Capital

Total members' equity		$ 342,525
Add:		
Subordinated borrowings allowable in computation		200,000
Total capital and allowable subordinated borrowings		542,525
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 64,293	
Prepaid expenses	68,696	
Fixed assets, net	70,183	
Security deposits	6,670	
		209,842
Net capital before haircuts on securities positions		332,683
Haircut on certificate of deposit, maturing July 6, 2005		(1,143)
Net Capital		$ 331,540
Aggregate indebtedness		
Items included in the statement of financial condition:		$ 277,829
Less: Subordinated loan		(200,000)
Total aggregate indebtedness		$ 77,829
Computation of basic net capital requirement		
Minimum net capital required		$ 5,189
Excess net capital		$ 326,351
Ratio: Aggregate indebtedness to net capital		.23 to 1

There are no material differences between the net capital computation as set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2004. Therefore, no reconciliation has been presented.

See independent auditor's report.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (UNAUDITED)

DECEMBER 31, 2004 and 2003

Signal Hill Capital Group LLC operates under the (k)(2)(i) exemption pursuant to SEC Rule 15c3-3 (the Customer Protection Rule), as it does not hold customer funds or safekeep customer securities. Therefore, no computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 is presented.

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULES OF OPERATING EXPENSES (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003
Payroll and employee benefit expenses	$ 3,373,145	$ 2,423,970
Reimbursed expenses	207,024	181,704
Rent	97,743	87,815
Data services	72,689	70,763
Bad debt expense	48,477	-
Insurance	39,472	28,665
Professional fees	29,338	60,172
Depreciation	19,065	17,109
Travel and Entertainment	16,373	79,132
Consulting and outside services	15,389	65,236
Telephone	14,545	21,558
Advertising and promotion	13,077	600
Contributions	11,000	1,950
Licenses, permits and exams	10,615	7,492
Miscellaneous	7,498	6,690
Office supplies	5,766	5,659
Printing and copying	1,693	2,275
Postage and delivery	1,502	1,884
Total operating expenses	$ 3,984,411	$ 3,062,674

See independent auditor's report.

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Members
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signal Hill Capital Group LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
January 20, 2005